
Mail Stop 3030

October 26, 2017

<u>Via E-mail</u>
Eyal Sheratzky
Chief Executive Officer
Ituran Location and Control Ltd.
3 Hashikma Street
Azour, Israel

>   **Re: Ituran Location and Control Ltd.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2016**
>   **Filed April 27, 2017**
>   **File No. 001-32618**

Dear Mr. Sheratzky:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Brian Cascio
>
>   Brian Cascio
>   Accounting Branch Chief
>   Office of Electronics and Machinery